Exhibit 6

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF EXECUTIVE OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Corporation”) on Form 40-F for the fiscal year ending August 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brad Shaw, Chief Executive Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada, this 29th day of November 2011.

/s/ Brad Shaw

Brad Shaw

Chief Executive Officer

Shaw Communications Inc.

SHAW COMMUNICATIONS INC.

CERTIFICATE OF THE CHIEF FINANCIAL OFFICER

Pursuant to Section 906(a) of the Sarbanes-Oxley Act of 2002

Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18 of the United States Code

In connection with the annual report of Shaw Communications Inc. (the “Corporation”) on Form 40-F for the fiscal year ending August 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Steve Wilson, Senior Vice President and Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Dated at Calgary, Alberta, Canada, this 29th day of November 2011.

/s/ Steve Wilson

Steve Wilson

Senior Vice President and Chief Financial Officer

Shaw Communications Inc.